NEOS ETF Trust N-14

Exhibit 99.12

Form of Tax Opinion

_______________, 2024

NEOS ETF Trust 13 Riverside Avenue Westport, Connecticut 06880 WST Investment Trust 150 W. Main, Suite 1700 Norfolk, Virginia 23510

Re:	AGREEMENT AND PLAN OF REORGANIZATION, DATED AS OF __________, 2024 (THE “AGREEMENT”), BY AND AMONG WST Investment Trust (“WST”) on behalf of ITS SERIES, WSTCM Credit Select Risk-Managed Fund (THE “ACQUIRED FUND”), NEOS ETF Trust (“NEOS”) on behalf of ITS SERIES, NEOS Enhanced Income CREDIT SELECT ETF (THE “Acquiring fund”), SOLELY FOR THE PURPOSES OF SECTIONs [5.10, 5.12, 9.1 and 9.2] THEREOF, NEOS Investment Management LLC (“NEOS”), and SOLELY FOR THE PURPOSES OF SECTIONs [5.12, 9.1 and 9.2] THEREOF, WILBANKS, SMITH & THOMAS ASSET MANAGEMENT, LLC, D/B/A WST CAPITAL MANAGEMENT (“WSTCM”) (COLLECTIVELY, NEOS AND WSTCM ARE REFERRED TO HEREIN AS the “ADVISERS”)

Ladies and Gentlemen:

You have requested our opinion with respect to certain of the federal income tax consequences of a proposed transaction consisting of: (i) the transfer of all of the assets of the Acquired Fund (the “Assets”) in exchange solely for voting shares of beneficial interest of the Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund (the “Liabilities”); and (ii) the distribution of the Acquiring Fund Shares and cash in lieu of fractional shares, if any, to the shareholders of the Acquired Fund in exchange for their shares of beneficial interest of the Acquired Fund (“Acquired Fund Shares”) in complete liquidation of the Acquired Fund, all upon the terms and conditions set forth in the Agreement. The Agreement and the transactions contemplated thereunder with respect to the Acquired Fund and the Acquiring Fund are hereinafter called the “Reorganization”. The Acquiring Fund is a newly organized series of NEOS that has not commenced operations and will not do so until the date of the Reorganization. Prior to the Closing Date, the Acquired Fund will redeem any fractional Acquired Fund Shares at [NAV] in exchange for a cash payment in lieu thereof. The Acquiring Fund Shares so issued will be equal in number and value to the Acquired Fund Shares outstanding immediately prior to the Reorganization and exchanged in the Reorganization, after taking into account Acquired Fund’s redemption of fractional Acquired Fund Shares. Unless otherwise defined herein, capitalized terms shall have the meanings ascribed to them in the Agreement.

In rendering our opinion, we have reviewed and relied upon: (i) the Agreement; (ii) the Combined Proxy Statement and Prospectus (Form N-14) filed with the Securities and Exchange Commission in connection with the Reorganization (the “Proxy Statement”); (iii) certain representations concerning the Reorganization made to us by WST, on behalf of the Acquired Fund, and by NEOS, on behalf of the Acquiring Fund, in letters of even date herewith (the “Representation Letters”); (iv) all other documents, financial and other reports which we deemed relevant or appropriate; and (v) the Code,1 applicable Treasury Department regulations in effect as of the date hereof, current published administrative positions of the Internal Revenue Service (the “IRS”) contained in revenue rulings and procedures, and such other statutes, regulations, rulings and decisions as we deemed material to the preparation of this opinion letter. For purposes of this opinion, we have assumed that the representations and warranties set forth in the Agreement and the representations made in the Representation Letters are true and correct and that the conditions to the parties’ obligations under the Agreement will be satisfied and the parties will comply with their respective covenants thereunder. In rendering our opinion, we have relied on the representations and warranties in the Agreement and the representations in the Representation Letters. To the extent that any of the representations or warranties in the Agreement or any of the representations in either of the Representation Letters are inaccurate, the conclusions set forth herein may also become inaccurate, or may no longer apply.

In formulating our opinion, we have examined originals or copies, identified to our satisfaction, of documents and other instruments that we have deemed necessary or appropriate for purposes of this opinion. In performing such examination, we have assumed the authenticity of all documents submitted to us as copies, the authenticity of the originals of such latter documents, the genuineness of all signatures and the correctness of all representations made therein. We cannot and do not represent that we checked the accuracy or completeness of, or otherwise independently verified, any of the various statements of fact contained in such documents and in documents incorporated by reference therein. We have further assumed that there are no agreements or understandings contemplated therein other than those contained in such documents.

Based upon the foregoing, it is our opinion for federal income tax purposes that, with respect to the Acquired Fund and the Acquiring Fund, subject to the limitations set forth herein:

(a)       The transfer of all of the Acquired Fund’s Assets to the Acquiring Fund in exchange solely for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the Liabilities of the Acquired Fund followed by the pro rata distribution, by class, by the Acquired Fund of all the Acquiring Fund Shares to the corresponding Acquired Fund shareholders in complete liquidation of the Acquired Fund will constitute a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and the Acquiring Fund and the Acquired Fund will each be a “party to a reorganization,” within the meaning of Section 368(b) of the Code, with respect to the Reorganization.

1 All references to the “Code” are to the Internal Revenue Code of 1986, as amended.

(b)       Under Section 1032(a) of the Code, no gain or loss will be recognized by the Acquiring Fund upon the receipt of all the Assets of the Acquired Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of all the Liabilities of the Acquired Fund.

(c)       Under Sections 361 and 357(a) of the Code, no gain or loss will be recognized by the Acquired Fund upon the transfer of all the Acquired Fund’s Assets to the Acquiring Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of all the Liabilities of the Acquired Fund or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to the Acquired Fund shareholders solely in exchange for such shareholders’ Acquired Fund Shares in complete liquidation of the Acquired Fund.

(d)       Under Section 354(a)(1) of the Code, no gain or loss will be recognized by the shareholders of the Acquired Fund upon the exchange of their Acquired Fund Shares solely for Acquiring Fund Shares in complete liquidation of the Acquired Fund pursuant to the Reorganization, except with respect to cash received in lieu of fractional Acquired Fund Shares.

(e)       Under Section 358(a)(1) of the Code, the aggregate adjusted basis of the Acquiring Fund Shares received by each Acquired Fund shareholder pursuant to the Reorganization will be the same as the aggregate adjusted basis of the Acquired Fund Shares exchanged therefor by such shareholder, as adjusted for amounts allocable to cash received in lieu of fractional Acquired Fund Shares.

(f)       Under Section 1223(1) of the Code, the holding period of the Acquiring Fund Shares received by each Acquired Fund shareholder will include the period during which the Acquired Fund Shares exchanged therefor were held by such shareholder, provided such Acquired Fund Shares are held as capital assets at the time of the Reorganization.

(g)       Under Section 362(b) of the Code, the adjusted basis of each of the Assets of the Acquired Fund that is transferred to the Acquiring Fund will be the same as the adjusted basis of such Assets to the Acquired Fund immediately before the Reorganization.

(h)       Under Section 1223(2) of the Code, the holding period of the Assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those Assets were held by the Acquired Fund (except where the Acquiring Fund’s investment activities have the effect of reducing or eliminating an Asset’s holding period).

(i)       The Acquiring Fund will succeed to and take into account the items of the Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Treasury Regulations thereunder. In particular, under Treasury Regulations § 1.381(b)-1(a)(2), the Acquiring Fund will be treated for purposes of section 381 of the Code just as the Acquired Fund would have been treated if there had been no Reorganization, the tax attributes of the Acquired Fund enumerated in Section 381(c) of the Code shall be taken into account by the Acquiring Fund as if there had been no Reorganization, and the taxable year of the Acquired Fund will not end on the date of the Reorganization merely because of the closing of the Reorganization.

This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. Our opinions represent our best legal judgment as to the matters addressed herein, but are not binding upon the IRS or the courts, and there is no guarantee that the IRS will not assert positions contrary to the ones taken in this opinion. We disclaim any obligation to make any continuing analysis of the facts or relevant law following the date of this opinion letter.

Our opinions are provided solely to you as a legal opinion only, and not as a guaranty or warranty, and are limited to the specific transactions and matters described above. No opinion may be implied or inferred beyond what is expressly stated in this letter. We express no opinion with respect to any matter not specifically addressed by the foregoing opinions. By way of illustration, and without limitation of the foregoing, we express no opinion regarding: (1) the effect of the Reorganization on the Acquired Fund or the Acquiring Fund with respect to any stock held in a passive foreign investment company as defined in Section 1297(a) of the Code; (2) the effect of the Reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized under U.S. federal income tax principles upon the transfer of such asset regardless of whether such transfer would otherwise be a non-recognition transaction; (3) whether either the Acquired Fund or the Acquiring Fund qualifies or will qualify as a regulated investment company; (4) the federal income tax consequences of the payment of Reorganization expenses by the Advisers, except in relation to the qualification of the Reorganization as a reorganization under Section 368(a) of the Code; (5) whether any federal income tax will be imposed or required to be withheld under the Foreign Investment in Real Property Tax Act of 1980 with respect to any Acquired Fund shareholder that is a foreign person; (6) the effect of the Reorganization on the Acquired Fund with respect to any transferred asset as to which unrealized gain or loss is required to be recognized for federal income tax purposes under a mark-to-market system of accounting (including under Section 1256 of the Code); (7) the effect of the Reorganization on any shareholder of the Acquired Fund that is required to recognize unrealized gains or losses for federal income tax purposes under a mark-to-market system of accounting; (8) whether accrued market discount, if any, on any market discount bonds held by the Acquired Fund will be required to be recognized as ordinary income under Section 1276 of the Code as a result of the Reorganization; or (9) any other U.S. federal tax issues (except those set forth above) and all state, local or foreign tax issues of any kind.

Our opinions are being rendered to NEOS and WST and their respective Boards of Trustees, and may be relied upon only by NEOS and WST and their respective Boards of Trustees and by the shareholders of the Acquired Fund, it being understood that we are not thereby establishing any attorney-client relationship with any shareholder of the Acquired Fund. WST, the Acquired Fund, NEOS, the Acquiring Fund and the shareholders of the Acquired Fund and the Acquiring Fund are free to disclose the tax treatment or tax structure of any of the transactions described herein.

We hereby consent to the filing of this opinion as an exhibit to the Proxy Statement and to the use of our name and to any reference to our firm in the Proxy Statement. In giving such consent, we do not hereby admit that we are within the category of person whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,